SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                ---------------

                                 SCHEDULE 13G

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No. )(1)



                          FORMULA SYSTEMS (1985) LTD.
 ----------------------------------------------------------------------------
                               (Name of Issuer)



                       Ordinary Shares, NIS 1 par value
 ----------------------------------------------------------------------------
                        (Title of Class of Securities)



                                  346414-10-5
 ----------------------------------------------------------------------------
                                (CUSIP Number)



                                 June 4, 2002
 ----------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|_|  Rule 13d-1(b)

|X|  Rule 13d-1(c)

|_|  Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







CUSIP No.  346414 10 5

-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         Orwer Ltd.
-------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                       (b) |_|
-------------------------------------------------------------------------------

3        SEC USE ONLY
-------------------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         Israel
-------------------------------------------------------------------------------

       NUMBER OF           5    SOLE VOTING POWER
         SHARES                 0
      BENEFICIALLY       ------------------------------------------------------
        OWNED BY
          EACH             6    SHARED VOTING POWER
       REPORTING                1,507,740 (See Item 4)
         PERSON          ------------------------------------------------------
          WITH
                           7    SOLE DISPOSITIVE POWER
                                0
                         ------------------------------------------------------

                           8    SHARED DISPOSITIVE POWER
                                1,507,740 (See Item 4)
-------------------------------------------------------------------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,507,740 (See Item 4)
-------------------------------------------------------------------------------

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                    |_|
-------------------------------------------------------------------------------

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         12.8%
-------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON
         CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP No.  346414 10 5

-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         Aviram Wertheim
-------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                     (b) |_|
-------------------------------------------------------------------------------

3        SEC USE ONLY
-------------------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         Israel
-------------------------------------------------------------------------------

       NUMBER OF           5    SOLE VOTING POWER
         SHARES                 0
      BENEFICIALLY        -----------------------------------------------------
        OWNED BY
          EACH             6    SHARED VOTING POWER
       REPORTING                1,507,740 (See Item 4)
         PERSON          ------------------------------------------------------
          WITH
                           7    SOLE DISPOSITIVE POWER
                                0
                         ------------------------------------------------------

                           8    SHARED DISPOSITIVE POWER
                                1,507,740 (See Item 4)
-------------------------------------------------------------------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,507,740 (See Item 4)
-------------------------------------------------------------------------------

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                    |_|
-------------------------------------------------------------------------------

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         12.8%
-------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON
         IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP No.  346414 10 5

-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         Orna Wertheim
-------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                      (b) |_|
-------------------------------------------------------------------------------

3        SEC USE ONLY
-------------------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         Israel
-------------------------------------------------------------------------------

       NUMBER OF           5    SOLE VOTING POWER
         SHARES                 0
      BENEFICIALLY
        OWNED BY         ------------------------------------------------------
          EACH
       REPORTING           6    SHARED VOTING POWER
         PERSON                 1,507,740 (See Item 4)
          WITH           ------------------------------------------------------

                           7    SOLE DISPOSITIVE POWER
                                0
                         ------------------------------------------------------

                           8    SHARED DISPOSITIVE POWER
                                1,507,740 (See Item 4)

-------------------------------------------------------------------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,507,740 (See Item 4)
-------------------------------------------------------------------------------

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                    |_|
-------------------------------------------------------------------------------

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         12.8%
-------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON
         IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!






Item 1(a).      Name of Issuer:

         Formula Systems (1985) Ltd. (the "Issuer")

Item 1(b).      Address of Issuer's Principal Executive Offices:

         3 Hagalim Boulevard
         Herzlia, 46120, Israel

Item 2(a).      Names of Persons Filing:

         This Statement is filed on behalf of Orwer Ltd., Aviram Wertheim and Oran Wertheim.

Item 2(b).      Address of Principal Business Office or, if None, Residence:

         Orwer Ltd.'s principal business office is located at 35 Jabotinsky Street, Ramat-gan, 52511, Israel. Mr. Wertheim's and Mrs. Wertheim's address is c/o Orwer Ltd., 35 Jabotinsky Street, Ramat-gan, 52511, Israel.

Item 2(c).      Citizenship:

         Orwer Ltd is an Israeli corporation. Mr. Wertheim and Mrs. Wertheim are citizens of Israel.

Item 2(d).      Title of Class of Securities:

         Ordinary Shares, NIS 1 par value

Item 2(e).      CUSIP Number:

         346414 10 5

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

    (a)  |_| Broker or dealer registered under Section 15 of the Exchange Act;

    (b)  |_| Bank as defined in Section 3(a)(6) of the Exchange Act;

    (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act;

    (d) |_| Investment company registered under Section 8 of the Investment Company Act;

    (e)  |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

    (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

    (g) |_| A parent holding company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G);

    (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

    (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

    (j)  |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.           Ownership.

         (a) Amount beneficially owned:

         Please refer to Item 9 on the cover pages. All amounts reported under Items 5 through 9 on the cover pages relate to options exercisable within 60 days of the date hereof for Ordinary Shares, NIS 1 par value, of the Issuer (the "Options"). Orwer Ltd. directly holds the Options. Mr. Wertheim and Mrs. Wertheim each own 50% of the issued and outstanding Ordinary Shares of Orwer Ltd. Due to their ownership of the Ordinary Shares of Orwer Ltd., Mr. Wertheim and Mrs. Wertheim each may be deemed to beneficially own the Options held by Orwer Ltd. and the Ordinary Shares, NIS 1 par value, of the Issuer that the Options are exercisable for.

         (b) Percent of class:  12.8%

         The percentage reported here and on the cover pages hereto are based on information set forth in the prospectus, dated May 23, 2002, relating to the Issuer's public offering in Israel of certain debentures and the Options.

         (c) Number of shares as to which such person has:

         (i) Sole power to vote or to direct the vote:

         Please refer to Item 5 on the cover pages.

         (ii) Shared power to vote or to direct the vote:

         Please refer to Item 6 on the cover pages.

         (iii) Sole power to dispose or to direct the disposition of:

         Please refer to Item 7 on the cover pages.

         (iv) Shared power to dispose or to direct the disposition of:

         Please refer to Item 8 on the cover pages.

Item 5.           Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of
                  Another Person.

         Please refer to Items 2(a) and 4 above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable.

Item 8.           Identification and Classification of Members of the Group.

         Not applicable.

Item 9.           Notice of Dissolution of Group.

         Not applicable.

Item 10.          Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               INDEX TO EXHIBITS

     Exhibit Number                     Exhibit

     99.1                               Joint Filing Agreement




                                  SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  June 13, 2002

                                            ORWER LTD.


                   By: /s/ Aviram Wertheim
                       ___________________
                   Name:  Aviram Wertheim
                   Title: President and Chief Executive Officer



                   /s/ Aviram Wertheim
                   ___________________
                   Aviram Wertheim



                   /s/ Orna Wertheim
                   ___________________
                   Orna Wertheim